Exhibit 21.1

List of Subsidiaries of United Agri Products, Inc.

EXACT NAME OF SUBSIDIARY AS SPECIFIED IN ITS CHARTER	STATE OR OTHER JURISDICTION OF INCORPORTION OR ORGANIZATION
Loveland Industries, Inc.	Colorado
Loveland Products, Inc.	Colorado
Platte Chemical Co.	Nebraska
Snake River Chemicals, Inc.	Idaho
Transbas, Inc.	Tennessee
UAP Distribution, Inc.	Delaware
United Agri Products Canada, Inc.	Canada
2326396 Canada, Inc.	Canada